SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc dated April 23, 2007, of Reduction of Capital

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                   23 April 2007

SCOTTISH POWER PLC - REDUCTION OF CAPITAL CONFIRMED BY THE COURT OF SESSION,
EDINBURGH, SCOTLAND AND CHANGES TO THE BOARD ANNOUNCED

Reduction of Capital confirmed by the Court of Session, Edinburgh, Scotland (the
"Court")

The Board of Scottish Power plc ("ScottishPower") announces that the reduction of capital comprised within the Scheme (the "Reduction of
Capital")  has been confirmed by the Court, that the Court Order confirming the Reduction  of Capital and a certified copy of the minute of the Reduction of
Capital has been registered by the Registrar of Companies and that the Scheme became effective on registration of the Court Order.

The listing of the ordinary shares of ScottishPower on the Official List is expected to be cancelled with effect from the commencement of business on 24
April 2007.

Cash consideration due under the Offer will be despatched by cheque by Iberdrola
(or Iberdrola shall procure such despatch) or settled through CREST, as appropriate, by 7 May 2007. Settlement of the cash consideration will also include cash in respect of any fractional entitlements.

We have been informed by Iberdrola that the New Iberdrola Shares are expected to be issued later today, 23 April 2007 and admitted to trading by the Bolsas de
Valores with effect from 5.35 p.m. (Madrid time) on 24 April 2007. Lloyds TSB
Registrars Corporate Nominee Limited will issue and post statements of ownership in respect of Iberdrola CDIs representing New Iberdrola Shares to ScottishPower
Shareholders who held their shares in certificated form by 7 May 2007.
ScottishPower Shareholders who have any questions regarding their statement of ownership may contact Lloyds TSB Registrars Corporate Nominee Limited's shareholder support service on 0870 600 3999 (from inside the UK) or on +44 121
415 7075 (from outside the UK). Forms enabling Iberdrola CDI holders to transfer their Iberdrola CDIs out of the Iberdrola Corporate Nominee Facility to another
CREST participant are available on Iberdrola's website at www.iberdrola.com.

Changes to the Board announced

The Board of ScottishPower announces that Charles Miller Smith, Philip Bowman,
Simon Lowth, Euan Baird, Donald Brydon, Peter Hickson, Nick Rose and Nancy
Wilgenbusch resigned as Directors of ScottishPower upon the Scheme becoming effective.

The Board proposes to make a further announcement in due course in relation to the appointment of new directors and their roles on the Board.

Expressions used in this announcement have the same meaning as in the Scheme
Document dated 26 February 2007.

For further information:

Scottish Power plc:
Investor Relations: Peter Durman                           +44 (0) 141 636 4527
Media Relations: Colin McSeveny                            +44 (0) 141 636 4515

Cardew Group. (PR adviser to Scottish Power plc):
Anthony Cardew                                             +44 (0) 20 7930 0777
Rupert Pittman                                             +44 (0) 20 7930 0777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 23, 2007	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary